Exhibit 99.1

Date: March 27, 2026	800 - 324 8th Avenue SW Calgary AB, T2P 2Z2 www.computershare.com

To:	All Canadian Securities Regulatory Authorities

NASDAQ Exchange

Subject: KOLIBRI GLOBAL ENERGY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting

Record Date for Notice of Meeting :	April 02, 2026

Record Date for Voting (if applicable) :	April 02, 2026

Beneficial Ownership Determination Date :	April 02, 2026

Meeting Date :	May 04, 2026

Meeting Location (if available) :	TBD

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	50043K406	CA50043K4063

COMMON US RESTRICTED RCD	50043K505	US50043K5056

Sincerely,

Computershare

Agent for KOLIBRI GLOBAL ENERGY INC.